UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
______________________________

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2022

Commission File Number 001-14536
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PartnerRe Ltd.

(Translation of registrant’s name into English)
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Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

DOCUMENT FURNISHED AS PART OF THIS FORM 6-K

July 12, 2022 - As previously disclosed, on December 16, 2021, Exor Nederland N.V. (“Exor”) signed a definitive agreement with Covéa Cooperations S.A. (“Covéa”), pursuant to which Covéa agreed to purchase all of PartnerRe Ltd.’s (“PartnerRe”) outstanding Class A Common Shares held by Exor (the “Transaction”). On July 12, 2022, Exor and Covéa announced the closing of the Transaction (the “Closing”).

In connection with the Closing, Enrico Vellano and António Horta-Osório resigned from PartnerRe’s Board of Directors (the “Board”), and Thierry Derez, Thierry Francq and Maud Petit were appointed to the Board, effective as of July 12, 2022. Thierry Derez was appointed as Chairman of the Board, effective as of the same date.

Effective as of the Closing, or such later date as may be required in order to comply with requirements of applicable law, PricewaterhouseCoopers Ltd., Bermuda will replace Ernst & Young Ltd., Bermuda as the Company’s auditor.

The following document, furnished as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Press Release, dated July 12, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated July 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	July 12, 2022	By:	/s/ Nicolas Burnet
Name: Nicolas Burnet
Title: Chief Financial Officer